Exhibit 99.1

UNITED UTILITIES PLC

PERFORMANCE SHARE PLAN

Option awards granted under the United Utilities PLC performance share plan 2000/01 (the “Plan”) vested yesterday in favour of the undernoted directors to the extent of the number of shares shown against their names. The option awards may be exercised at any time prior to 4 September 2003. Under the rules of the Plan, no payment is made upon the grant or vesting of an option award.

Name	Ordinary shares of £1 each

John Roberts	37,082
Simon Batey	30,129
Gordon Waters	21,206

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.